July 23, 2024

Carlos Moreira
Chief Executive Officer
SEALSQ Corp
Craigmuir Chambers, Road Town
Tortola, British Virgin Islands 1110

        Re: SEALSQ Corp
            Amendment No. 2 to Registration Statement on Form F-1
            Filed July 2, 2024
            File No. 333-278685
Dear Carlos Moreira:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 17, 2024 letter.

Amendment No. 2 to Form S-1 filed on July 2, 2024
General

1. We note your response to prior comments 1 through 4. We do not view these matters as resolved and will continue to consider your disclosure and responses in these regards. We
        also note your disclosure that SEALCOIN    is now in development under
the umbrella of
        WISeKey International Holding AG and will be housed in a Special Purpose Vehicle
        (SPV) to be named SEALCOIN AG, in the process of being incorporated by WISeKey
        International Holding AG as a Swiss company.    In that regard:
            Please revise your disclosure to identify the entity, whether you, your parent, or an affiliate, that currently houses the development of SEALCOIN.
            State when the transfer of the development of SEALCOIN from you to another entity occurred or is expected to occur.
            State when the incorporation of SEALCOIN AG and the transfer of the development
 July 23, 2024
Page 2

           of SEALCOIN to SEALCOIN AG is expected to occur.
             Disclose the terms of transferring your interests in SEALCOIN to another entity, including, but not limited to, what consideration you received or will receive for transferring your interests in SEALCOIN.
2. Refer to your statement in your response that SEALSQ will disclose the material terms of any related agreement or collaboration between SEALSQ Corp and SEALCOIN AG, the
       Hashgraph Association and/or Hedera to the extent these agreements are material to
       SEALSQ. Please advise us of any such related agreements expected to be entered and what consideration is being given to disclosing their material terms or to filing them as exhibits to the registration statement.
       Please contact Bradley Ecker at 202-551-4985 or Evan Ewing at 202-551-5920 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing